UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2009

Commissi

on File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ) nº 04.032.433 / 0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Rio de Janeiro, May 08, 2009 – Pursuant to CVM Official Letter SGE/001/03 dated January 22, 2003 and article 12, caput, of CVM Instruction 358 dated January 3, 2002, Contax Participações S/A (“Company”) (Bovespa: CTAX3 and CTAX4) informs that it received from CTX PARTICIPAÇÕES S/A, correspondence dated May 08, 2009 informing of an increase of 289,000 in its equity holding in the Company that does not alter the composition of the Company’s controlling block or the structure of its management.

The correspondence also stated that the Investment Funds and Managed Portfolios administrated by it reached an interest of 7.45% of the preferred shares issued by Contax Participações S.A., with the Company now holding a total of 682,997 preferred shares (CTAX4).

Further, the correspondence informed that:

i) The Company also holds 3,641,220 shares in the common stock issued by the Company, equivalent to 64.95% of the outstanding shares of this class of stock, and declares that it does not hold any warrants, stock rights or stock options issued by Contax, or any debentures or bonds convertible into stock issued by Contax.

ii) Lastly, the Company informs that it is a party to the Shareholders Agreement dated April 25, 2008 that regulates the exercise of voting rights, which is filed at the Securities and Exchange Commission of Brazil (CVM) and is available for consultation on the website www.contax.com.br.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Neves Sarkis
Diretor de Finanças e Relações com Investidores
Contax Participações S/A

CTX

CTX PARTICIPAÇÕES S.A.

Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF): 09.601.322/0001 -60
Company Registry (NIRE): 3330028691-8

NOTICE OF ACQUISITION OF A RELEVANT INTEREST

CTX PARTICIPAÇÕES S/A, a publicly held company with head offices in the city and state of Rio de Janeiro at Praia de Botafogo, 300, 11º andar, sala 1101 (parte), inscribed in the roll of corporate taxpayers (CNPJ/MF) under 09.601.322/0001 -60 (“Company”), hereby informs, in accordance with Article 12 of CVM Instruction 358/02, that:

1. On May 5, 2009, the Company acquired, in the trading session held on the São Paulo Stock Exchange (Bovespa), 289,000 shares in the preferred stock (CTAX4) of its subsidiary CONTAX PARTICIPAÇÕES S/A, a company inscribed in the roll of corporate taxpayers (CNPJ/MF) under 04.032.433/0001 -80 (“Contax”), thereby reaching a relevant interest of 682,997 preferred shares, which represents 7.45% of the total of this class of stock.

2. The Company hereby declares that sole purpose of this stock acquisition is to make a financial investment, with said acquisition not seeking to alter the composition of the controlling block of shareholders or the administrative structure of Contax.

3. The Company also holds 3,641,220 shares in the common stock issued by the Company, equivalent to 64.95% of the outstanding shares of this class of stock, and declares that it does not hold any warrants, stock rights or stock options issued by Contax, or any debentures or bonds convertible into stock issued by Contax.

4. Lastly, the Company informs that it is a party to the Shareholders Agreement dated April 25, 2008 that regulates the exercise of voting rights, which is filed at the Securities and Exchange Commission of Brazil (CVM) and is available for consultation on the website www.contax.com.br.

Rio de Janeiro, May 8, 2009
CTX PARTICIPAÇÕES S.A.
Pedro Jereissati
Chief Executive and Investor Relations Officer

CTX PARTICIPAÇÕES S/A
Praia de Botafogo n.º 300 sala 1101 (parte)
22250-040 Rio de Janeiro, RJ
Tel: (21) 3873 9016     Fax: (21) 3873 9090

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.